Form 51–102F3
MATERIAL CHANGE REPORT

PART 1	GENERAL INSTRUCTIONS AND INTERPRETATION

(a)	Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)	Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)	Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)	Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)	Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

March 19, 2007

Item 3.	News Release

News Release dated March 19, 2007 was disseminated via CCN Matthews and Stockwatch and filed on SEDAR on March 19, 2007.

Item 4.	Summary of Material Change

Appointment of Chief Geologist effective March 15, 2007.

An engagement agreement with Pacific International Securities Inc. for the private placement of up to 12,000,000 units at $0.25 per unit to raise funds up to $3,000,000 (the “Offering”).

A non-brokered financing of up to $500,000 in gross proceeds by way of issuance of up to 2,000,000 units of the Company at a price of $0.25 per unit (the “Non-Brokered Offering”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Under news release dated March 19, 2007, the Company announced inter alia the following:

1.            The Company appointed Dr. Quinton Hennigh, M.Sc., Ph.D as Chief Geologist of the Company’s geological team effective March 15, 2007.

2.            The Offering will consist of the issuance of up to 12,000,000 units (the “Units”) at $0.25 per Unit, each Unit will consist of one common share and one transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of two years from the date of closing at a price of $0.35. The Company will pay a commission equal to 8% of the gross proceeds of the Offering, payable in cash or Units of the Offering, at the election of the Agent. The Agent will also be granted compensation options (the “Compensation Options”) equal in number to 10% of the number of Units sold under the Offering. Each Compensation Option will entitle the Agent to purchase one common share for a period of two years from the date of closing at an exercise price of $0.30. Closing of the Offering is subject to regulatory approval and customary conditions.

3.            The Non-Brokered Offering for the issuance of up to 2,000,000 units of the Company at a price of $0.25 per Unit. Each Unit shall consist of one common share and one transferable common share purchase warrant. Each warrant shall be exercisable at any time for one common share at a price of $0.35 for a period of one year following closing. Finders’ fees with respect to the Non-Brokered Offering may be paid in accordance with regulatory policy. This private placement is also subject to regulatory approval.

5.2	Disclosure of Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 20th day of March 2007.

Chief Executive Officer

/s/ Robert Bick
Mr. Robert Bick
Chief Executive Officer